Exhibit 99.1

Press Release

HUTCHMED Highlights Clinical Data to be Presented at the 2026 ASCO Annual Meeting

Hong Kong, Shanghai & Florham Park, NJ — Friday, May 22, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated data from several studies of compounds discovered by HUTCHMED will be presented at the American Society of Clinical Oncology (“ASCO”) Annual Meeting taking place from May 29 to June 2, 2026 in Chicago, USA.

Results from the pivotal Phase II registration study of savolitinib in gastric cancer or gastroesophageal junction adenocarcinoma patients with MET amplification in China will be presented during a rapid oral session. The study met its primary endpoint of objective response rate (“ORR”) per RECIST 1.1, as assessed by the Independent Review Committee (“IRC”). As of the data cut-off of October 8, 2025, the IRC-assessed ORR was 32.3% (95%CI: 21.2%, 45.1%), exceeding the pre-specified efficacy threshold. Secondary endpoints included the IRC-assessed disease control rate (DCR) of 63.1%, median time to response (TTR) of 1.4 months, median duration of response (DoR) of 9.7 (95%CI: 3.7, 18.5) months, and median progression-free survival (PFS) of 4.0 (95%CI: 2.6, 5.0) months, respectively. The data supported the New Drug Application (NDA) submission to the China National Medical Products Administration (NMPA), which was accepted and granted priority review in December 2025.

Additionally, further analyses of the fruquintinib’s FRESCO, FRESCO-2, FRUSICA-1 and FRUSICA-2 studies, as well as investigator-initiated studies of fruquintinib and surufatinib spanning across a diverse range of potential tumor indications will be presented.

Details of the presentations, including links to available abstracts, are as follows:

Abstract title	Presenter / Lead Author	Presentation details
SPONSORED STUDIES
A phase 2 pivotal study of savolitinib in patients with MET-amplified gastric cancer or gastroesophageal junction adenocarcinomas	Zhi Peng, Beijing, China	4011 Rapid Oral Abstract Session: Gastrointestinal Cancer – Gastroesophageal, Pancreatic, and Hepatobiliary Monday, June 1, 2026 1:15 PM CDT
Tumor shrinkage and depth of response with fruquintinib in patients with metastatic colorectal cancer: Results from FRESCO and FRESCO-2	Elena Elez, Barcelona, Spain	3555 Poster Session: Gastrointestinal Cancer – Colorectal and Anal

Efficacy of fruquintinib plus sintilimab versus axitinib or everolimus by scores of IMDC risk factors and PD-L1 expression at baseline in previously treated advanced renal cell carcinoma: A subgroup analysis of FRUSICA-2 study

	Kaiwei Yang, Beijing, China	4531 Poster Session: Genitourinary Cancer – Kidney and Bladder
Efficacy with fruquintinib plus sintilimab versus axitinib or everolimus in advanced renal cell carcinoma: A post-hoc analysis from FRUSICA-2 trial by baseline tumor burden	Yuanyuan Qu, Shanghai, China	4533 Poster Session: Genitourinary Cancer – Kidney and Bladder
Association of Palmar-plantar erythrodysesthesia syndrome (PPES), hypothyroidism and clinical outcome in previously treated endometrial cancer (EMC) with pMMR status: A subgroup analysis of FRUSICA-1	Xiaotian Han, Shanghai, China	e17612 Publication Only: Gynecologic Cancer

INVESTIGATOR-INITIATED STUDIES

Efficacy and safety of fruquintinib combined with chemotherapy versus bevacizumab combined with chemotherapy as second-line treatment for metastatic colorectal cancer: A prospective, multicenter, randomized controlled trial

	Jianmin Xu, Shanghai, China	LBA3563 Poster Session: Gastrointestinal Cancer – Colorectal and Anal

CONCEPT (combination of cetuximab plus fruquintinib treatment ± immunotherapy): A multicenter, randomized, open-label phase II trial in first-line pMMR RAS/BRAF wild-type unresectable metastatic colorectal cancer

	Yue Liu, Hangzhou, China	TPS3680 Poster Session: Gastrointestinal Cancer – Colorectal and Anal
Fruquintinib in combination with tislelizumab vs trifluridine/tipiracil and bevacizumab in MSS mCRC without active liver metastases: The IKF-080/QUINTIS trial	Joseph Tintelnot, Hamburg, Germany	TPS3684 Poster Session: Gastrointestinal Cancer – Colorectal and Anal

Abstract title	Presenter / Lead Author	Presentation details
A phase 2 study of fruquintinib combined with sintilimab and chidamide in refractory MSS metastatic colorectal cancer: Preliminary efficacy and safety	Chang Wang, Changchun, China	2631 Poster Session: Developmental Therapeutics – Immunotherapy
Fruquintinib plus FOLFIRI or mFOLFOX6 as second-line therapy for patients with RAS-mutant metastatic colorectal cancer (mCRC): A phase II, multicenter, open-label study	Yun Xu, Shanghai, China	3528 Poster Session: Gastrointestinal Cancer – Colorectal and Anal
A randomized phase II trial of fruquintinib plus capecitabine versus capecitabine alone as maintenance therapy following first-line chemotherapy in metastatic colorectal cancer (mCRC)	Wenhua Li, Shanghai, China	3534 Poster Session: Gastrointestinal Cancer – Colorectal and Anal
A phase II trial of fruquintinib combined with cadonilimab in refractory MSS/pMMR colorectal cancer with pulmonary metastases	Mengzhou Guo, Shanghai, China	3552 Poster Session: Gastrointestinal Cancer – Colorectal and Anal

Biomarker-driven assessment of immunochemotherapy with or without fruquintinib as first-line treatment for advanced gastric/GEJ adenocarcinoma: Initial clinical results and subgroup analysis from the MGC-FLORA study

	Xiaodong Zhu, Shanghai, China	4063 Poster Session: Gastrointestinal Cancer – Gastroesophageal, Pancreatic, and Hepatobiliary
Phase II study of utidelone plus fruquintinib for the treatment of platinum-resistant recurrent ovarian cancer (FRUTD trial)	Hao Wen, Shanghai, China	5579 Poster Session: Gynecologic Cancer
Fruquintinib alternating with bevacizumab plus capecitabine as maintenance therapy after first-line treatment in metastatic colorectal cancer (mCRC): A multicenter, open-label, phase II study	Wangjun Liao, Guangzhou, China	e15539 Publication Only: Gastrointestinal Cancer – Colorectal and Anal
Intermittent fruquintinib plus trifluridine/tipiracil in refractory metastatic colorectal cancer (mCRC): A single-center, single-arm phase II study	Yifu He/ Jiayu Niu, Hefei, China	e15560 Publication Only: Gastrointestinal Cancer – Colorectal and Anal
Phase I study of liposomal irinotecan plus fruquintinib as third- or later-line therapy for metastatic colorectal cancer	Qian Li, Nanning, China	e15571 Publication Only: Gastrointestinal Cancer – Colorectal and Anal
Chidamide combined with serplulimab and regorafenib or fruquintinib as third-line therapy for advanced colorectal cancer (C-ooperate/SCOG-C001): A single-arm, exploratory, multicenter, phase 2 trial	Wei Li, Suzhou, China	e15583 Publication Only: Gastrointestinal Cancer – Colorectal and Anal
Real-world use of fruquintinib in refractory metastatic colorectal cancer in the United States	Vasu Bansal, Kansas City, US	e15713 Publication Only: Gastrointestinal Cancer – Colorectal and Anal

Fruquintinib in combination with sintilimab and CAPEOX as first-line treatment for advanced gastric/gastroesophageal junction adenocarcinoma: A single-arm, open-label, multicenter phase Ib/II study (FUNCTION)

	Beibei Chen, Zhengzhou, China	e16033 Publication Only: Gastrointestinal Cancer – Gastroesophageal, Pancreatic, and Hepatobiliary

Fruquintinib in combination with camrelizumab, paclitaxel liposome, and nedaplatin as first-line treatment for advanced esophageal squamous cell carcinoma (ESCC): Updated results from a single-arm, phase II study

	Yanhong Gu, Nanjing, China	e16070 Publication Only: Gastrointestinal Cancer – Gastroesophageal, Pancreatic, and Hepatobiliary
Updated results of surufatinib combined with gemcitabine and cisplatin and immune checkpoint inhibitor (ICI) for unresectable locally advanced or metastatic intrahepatic cholangiocarcinoma	Xuetao Shi/ Jingtao Zhong, Jinan, China	4136 Poster Session: Gastrointestinal Cancer – Gastroesophageal, Pancreatic, and Hepatobiliary
Surufatinib plus KN046 and chemotherapy as first-line treatment for advanced pancreatic ductal adenocarcinoma: Updated results and biomarker analysis from a phase 1b/2 trial	Wenquan Wang, Shanghai, China	4198 Poster Session: Gastrointestinal Cancer – Gastroesophageal, Pancreatic, and Hepatobiliary
Surufatinib combined with toripalimab for the treatment of recurrent ovarian clear cell carcinoma: Update of a prospective single center, single-arm phase II clinical trial	Huijuan Yang, Shanghai, China	5586 Poster Session: Gynecologic Cancer
Surufatinib for advanced or metastatic chemotherapy-refractory thymic epithelial tumor: A single-arm, single-center, phase II study	Bei Xu, Shanghai, China	8119 Poster Session: Lung Cancer – Non-Small Cell Local-Regional/Small Cell/Other Thoracic Cancers
Surufatinib combined with anti-PD-1/PD-L1 antibody in the second line or monotherapy in third line treatment of advanced hepatocellular carcinoma: A single-arm, open-label, multi-center phase II study	Fuxiang Zhou, Wuhan, China	e16172 Publication Only: Gastrointestinal Cancer – Gastroesophageal, Pancreatic, and Hepatobiliary
Efficacy and safety of surufatinib combined with immune checkpoint inhibitors plus chemotherapy in patients with biliary tract cancers: A real-world study	Shasha Fan, Changsha, China	e16222 Publication Only: Gastrointestinal Cancer – Gastroesophageal, Pancreatic, and Hepatobiliary
Osimertinib plus savolitinib in osimertinib-resistant non-small-cell lung cancer with low level gene copy number MET: A multi-center, open-label, and phase 2 study	Xiang Han, Qingdao, China	e20079 Publication Only: Lung Cancer – Non-Small Cell Local-Regional/ Small Cell/Other Thoracic Cancers

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to its expectations regarding the therapeutic potential of fruquintinib, savolitinib and surufatinib, the further clinical development for fruquintinib, savolitinib and surufatinib, its expectations as to whether any studies on fruquintinib, savolitinib and surufatinib would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of fruquintinib, savolitinib and surufatinib, including as combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential markets of fruquintinib, savolitinib and surufatinib for a targeted indication, and the sufficiency of funding. In addition, as certain studies rely on the use of other drug products as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
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Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

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